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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 3)

                      Simpson Manufacturing Co., Inc.
                             (Name of Issuer)

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                              Common Stock
                     (Title of Class of Securities)

                                829073105
                             (CUSIP Number)

                       Christina M. O'Brien, Esq.
                     Shartsis Friese & Ginsburg LLP
                     One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                            (415) 421-6500

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      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                            April 30, 1999
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

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CUSIP No. 829073105                  13D                  Page 2 of 5 Pages

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1    NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSON

     Thomas J Fitzmyers
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)       / /
                                                              (b)       /X/
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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    NUMBER OF            7    SOLE VOTING POWER
     SHARES                   386,617
  BENEFICIALLY           --------------------------------------------------
   OWNED BY              8    SHARED VOTING POWER
     EACH                     152,500
   REPORTING             --------------------------------------------------
    PERSON               9    SOLE DISPOSITIVE POWER
     WITH                     368,617
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              152,500
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     539,117
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.7
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14   TYPE OF REPORTING PERSON*
     IN

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CUSIP No. 829073105                  13D                  Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Simpson Manufacturing Co., Inc., a California corporation ("SMCO"). The principal executive office of SMCO is located at 4637 Chabot Drive, Suite 200, Pleasanton, California 94588.


ITEM 2.  IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a)  Thomas J Fitzmyers.

     (b)  See Item 1 above for the business address of Thomas J Fitzmyers.

     (c) The principal occupation of Thomas J Fitzmyers is President and Chief Executive Officer of SMCO. See Item 1 above for the address of SMCO.

     (d) During the last five years, Thomas J Fitzmyers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Thomas J Fitzmyers was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Thomas J Fitzmyers is a citizens of the United States of America.

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CUSIP No. 829073105                  13D                  Page 4 of 5 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser                Source of Funds            Amount
---------------------    ----------------------    ---------------

Thomas J Fitzmyers       Personal Funds            $  1,517,503.76

SMCO                    Working Capital            $  1,262,500.00

ITEM 4.  PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein was and is for investment. Thomas J Fitzmyers is the President and Chief Executive Officer of SMCO, and, as such, influences management of SMCO.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the person named in Item 2 of this statement is as follows at the date hereof:


            Aggregate
           Beneficially             Voting Power        Dispositive Power
              Owned             --------------------- ---------------------
   Name       Number    Percent    Sole      Shared      Sole      Shared
---------- ------------ ------- ---------- ---------- ---------- ----------

Thomas J
Fitzmyers  539,117(1-2)   4.7   386,617(1) 152,500(2) 386,617(1) 152,500(2)


(1) Includes 14,985 shares of Stock receivable on exercise of options that are exercisable within 60 days.

(2) Includes 152,500 shares of Stock owned by SMCO's profit sharing trusts, of which Thomas J Fitzmyers shares voting and dispositive power with the other members of the committee appointed by SMCO to administer the profit sharing trusts. Thomas J Fitzmyers disclaims beneficial ownership of the 152,500 shares of Stock, except to the extent of his participation as a beneficiary of one of the trusts.

The person filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the person filing this statement in the Stock since March 1, 1999:

                Purchase             Number      Price
     Name       or Sale     Date    of Shares  Per Share
--------------  --------  --------  ---------  ---------

Fitzmyers          P      04/30/99    200,000     $11.50
Fitzmyers          S      04/30/99    200,000     $46.25

Thomas J Fitzmyers exercised an option to purchase 200,000 shares of the Stock on April 30, 1999, and he sold such shares through the New York Stock Exchange on the same day.

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CUSIP No. 829073105                  13D                  Page 5 of 5 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Thomas J Fitzmyers participates in the SMCO 1994 Stock Option Plan (the "Plan"), a copy of which is attached as Exhibit 4.1 to Exhibit A hereto. Thomas J Fitzmyers holds five Nonstatutory Stock Options granted under the Plan, entitling him to purchase up to 25,110 shares of Stock, of which 14,985 shares of Stock may be purchased within 60 days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

A. Exhibit 4.1 to SMCO's Form S-8 Registration Statement dated October 7, 1997, is incorporated herein by reference.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 10, 1999.
        ----------------------------

        /s/  Thomas J Fitzmyers
        ----------------------------
             Thomas J Fitzmyers